SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

The McGraw-Hill Companies, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

580645109
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580645109	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,088,564
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,088,564
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,088,564
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See Item 5	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.3% (see Item 5)
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 580645109	SCHEDULE 13D	Page 3 of 5 Pages

The Schedule 13D filed on August 1, 2011 (the “Schedule 13D”) relating to the shares ("Shares") of common stock, $1.00 par value per share, of The McGraw-Hill Companies, Inc., a New York corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

         The 10,088,564 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $403.5 million.  Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

  Item 4 of the Schedule 13D is hereby supplemented as follows:

On August 22, 2011, representatives of the Reporting Person and Teachers met with members of the Issuer’s board of directors and management and discussed the materials filed as Exhibit B to the Schedule 13D incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are being amended and restated as follows:

(a)           The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 301,300,000 Shares outstanding, which is the total number of Shares outstanding as of July 15, 2011 as reported in the Issuer's Quarterly Report on Form 10-Q filed on July 28, 2011 for the period ended June 30, 2011.

As of the close of business on August 22, 2011, the Reporting Person may be deemed to beneficially own 10,088,564 Shares constituting approximately 3.3% of the Shares outstanding, including 5,935,602 Shares held in the Teachers managed account and 235,155 Shares held in the SP13 managed account.  Upon information and belief, Teachers, as of the close of business on August 22, 2011, may be deemed to beneficially own an additional 6,839,429 Shares, constituting approximately 2.3% of the Shares outstanding.  Accordingly, as of the close of business on August 22, 2011, the Reporting Person and Teachers, in aggregate, may be deemed to beneficially own 16,927,993 Shares, constituting approximately 5.6% of the Shares outstanding.

(b)         The Reporting Person has sole voting and dispositive powers over 10,088,564 Shares, which powers are exercised by the Principals.  Notwithstanding the foregoing, pursuant to a Subadvisory Agreement by and between the Reporting Person and SP13, in certain circumstances SP13 has the right to override the voting decisions made by the Reporting Person with respect to securities held in SP13, including the 235,155 Shares, and has the right to terminate its Subadvisory Agreement with the Reporting Person.

CUSIP No. 580645109	SCHEDULE 13D	Page 4 of 5 Pages

(c)        Information concerning transaction in the Shares effected by the Reporting Person since the filing of the Schedule 13D is set forth in Appendix A hereto and is incorporated herein by reference.  All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

2.  Exhibit B:  Discussion materials dated August 22, 2011.

CUSIP No. 580645109	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2011

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Faniang
Title:	General Counsel

APPENDIX A

TRANSACTIONS IN THE ISSUER SINCE THE FILING OF THE SCHEDULE 13D

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
8/3/2011	6,200	43.60
8/3/2011	3,000	44.05
8/5/2011	8,208	42.10
8/8/2011	81,600	38.45
8/9/2011	200,000	36.44
8/9/2011	168,400	37.67
8/10/2011	200,000	36.01
8/10/2011	11,206	36.02
8/17/2011	16,608	38.89
8/18/2011	50,000	37.08
8/18/2011	200,000	37.61
8/22/2011	300,000	37.25